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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ESS TECHNOLOGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269151 10 6

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 269151 10 6

1.	Name of Reporting Person: ANNIE M.H. CHAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,399,652 as of December 31, 2002 (2)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 4,399,652 as of December 31, 2002 (2)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,179,185 as of December 31, 2002 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: 814,576 shares held in a trust for the benefit of Edward Y.C. Chan, an adult son of the Chans.

11.	Percent of Class Represented by Amount in Row (9): 19% based on 43,306,867 total shares outstanding as of December 31, 2002.

12.	Type of Reporting Person: IN

13G
CUSIP No. 269151 10 6

1.	Name of Reporting Person: FRED S.L. CHAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 433,155 as of December 31, 2002

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 433,155 as of December 31, 2002

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,179,185 as of December 31, 2002 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: 814,576 shares held in a trust for the benefit of Edward Y.C. Chan, an adult son of the Chans.

11.	Percent of Class Represented by Amount in Row (9): 19% based on 43,306,867 total shares outstanding as of December 31, 2002.

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
ESS Technology, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
48401 Fremont Blvd. Fremont, California 94538

Item 2.
	(a)	Name of Person Filing:
Annie M.H. Chan and Fred S.L. Chan
	(b)	Address of Principal Business Office or, if none, Residence:
48401 Fremont Blvd. Fremont, California 94538
	(c)	Citizenship:
U.S.A.
	(d)	Title of Class of Securities:
Common Stock, no par value
	(e)	CUSIP Number:
269151 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
(a) Amount beneficially owned:
8,179,185 as of December 31, 2002 (2)
(b) Percent of class:
19% based on 43,306,867 total shares outstanding as of December 31, 2002
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Annie M.H. Chan: 6,399,652 as of December 31, 2002 (2) Fred S.L. Chan: 433,155 as of December 31, 2002 (2)
(ii) Shared power to vote or to direct the vote:
Annie M.H. Chan is 0; Fred S.L. Chan is 0
(iii) Sole power to dispose or to direct the disposition of:
Annie M.H. Chan: 4,399,652 as of December 31, 2002 (2) Fred S.L. Chan: 433,155 as of December 31, 2002 (2)
(iv) Shared power to dispose or to direct the disposition of:
Annie M.H. Chan is 0; Fred S.L. Chan is 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See footnote (2).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2003	By:	/s/ Annie M.H. Chan

Annie M.H. Chan

Dated: February 14, 2003	By:	/s/ Fred S.L. Chan

Fred S.L. Chan

Footnotes:

(1) Ms. Annie M.H. Chan and Mr. Fred S.L. Chan are married to each other.

(2) Includes 38,988 shares held by Fred S.L. Chan. This amount also includes 3,248,677 shares held by the Annie M.H. Chan Living Trust. This amount also includes 814,578 shares held by a trust benefiting David Y.W. Chan (the "David Chan Trust"), 280,000 shares held by a trust benefiting Michael Y.J. Chan (the "Michael Chan Trust") and 251,800 shares held by the Shiu Leung Chan & Annie M.H. Chan Gift Trust, a trust benefiting David Chan, Edward Chan and Michael Chan jointly. David, Edward and Michael Chan are sons of Fred S.L. Chan and Annie M.H. Chan. Mee Sim Chan Lee and Sung Kook Kim are trustees of the three above-mentioned trusts. In addition, Myong Shin Kim is a trustee of the David Chan Trust and the Michael Chan Trust. This amount does not include shares held in trust for the benefit of Edward Chan, an adult who does not reside with the Chans. This amount also includes 3,130,975 shares held by Annie M.H. Chan, of which 2,000,000 shares are subject to forward sales contracts as to which Ms. Chan has voting, but not dispositive power. Includes options exercisable within 60 days of December 31, 2002 held by Mr. Chan to purchase 394,167 shares of the Company's common stock and options exercisable within 60 days of December 31, 2002 held by Ms. Chan to purchase 20,000 shares of the Company's common stock.

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement, dated February 14, 2003 by and between Annie M.H. Chan and Fred S.L. Chan.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No. 2) dated February 14, 2003 with respect to the Common Stock of ESS Technology, Inc. and any amendments thereto is signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 14, 2003	By:	/s/ Annie M.H. Chan

Annie M.H. Chan

Dated: February 14, 2003	By:	/s/ Fred S.L. Chan

Fred S.L. Chan